    As filed with the Securities and Exchange Commission on February 5, 1997


                                                   Registration No. 333-________
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                           GEOTEK COMMUNICATIONS, INC.
             (Exact Name of Registrant as Specified in Its Charter)

                                    Delaware
                         (State or Other Jurisdiction of
                         Incorporation or Organization)

                                   22-2358635
                     (I.R.S. Employer Identification Number)

                                  20 Craig Road
                           Montvale, New Jersey 07645
                                 (201) 930-9305
               (Address, Including Zip Code, and Telephone Number,
        Including Area Code, of Registrant's Principal Executive Offices)



                              Robert Vecsler, Esq.
                          General Counsel and Secretary
                           Geotek Communications, Inc.
                                  20 Craig Road
                           Montvale, New Jersey 07645
                                 (201) 930-9305
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent For Service)

                                 With a copy to:

                            Stephen T. Burdumy, Esq.
                   Klehr, Harrison, Harvey, Branzburg & Ellers
                               1401 Walnut Street
                             Philadelphia, PA 19102
                                 (215) 568-6060


Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box: |_|

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest investment plans. Check the following box. |X|

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| __________________

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| _________________________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.|_|

                         CALCULATION OF REGISTRATION FEE

=====================================================================================================================
      Title Of Shares To Be         Amount To Be        Proposed Maximum        Proposed Maximum        Amount Of
           Registered                Registered         Aggregate Price        Aggregate Offering     Registration
                                                            Per Unit                 Price                 Fee
 Common Stock, par value
 $ .01 per share                    14,726,913(1)           $6.25(2)             $92,043,206(2)        $27,891.88

=====================================================================================================================


(1) Includes additional shares of the registrant's Common Stock which may be issued to certain of the Selling Stockholders in satisfaction of dividends payable on the Series O Convertible Preferred Stock and Series P Convertible Preferred Stock. Pursuant to Rule 416 of the Securities Act of 1933, as amended (the "Securities Act"), this Registration Statement also registers such additional number of shares of registrant's Common Stock issued as a result of stock splits, stock dividends and anti-dilution provisions.

(2) Based on the closing sale price of the registrant's Common Stock as reported on the Nasdaq National Market on February 3, 1997. Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) of the Securities Act.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission (the "Commission"), acting pursuant to said section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state.

                  Subject to Completion, dated February 5, 1997

                           GEOTEK COMMUNICATIONS, INC.

                        14,726,913 Shares of Common Stock

                                   PROSPECTUS

         This Prospectus concerns (i) the issuance and sale to, and offer and sale by, certain selling stockholders (the "Investors"), from time to time, of up to 12,000,000 shares of common stock, par value $.01 per share (the "Common Stock") of Geotek Communications, Inc., a Delaware corporation ("Geotek" or the "Company"), issuable upon conversion of the Company's Series O Convertible Preferred Stock, par value $.01 per share (the "Series O Preferred Stock") and the Company's Series P Convertible Preferred Stock, par value $.01 per share (the "Series P Preferred Stock" and, together with the Series O Preferred Stock, the "New Preferred Stock") and which may be issued in payment of dividends on the New Preferred Stock; and (ii) the issuance and sale to certain of the Investors and the offer and sale by such Investors of 2,550,000 shares of Common Stock issuable upon exercise of warrants issued to such stockholders (the "Investor Warrants") in connection with their investment in the New Preferred Stock. This Prospectus also concerns the offer and sale by the Investors of shares of Common Stock which may be issued by the Company upon exercise or conversion of securities issued by the Company upon the redemption of the New Preferred Stock by the Company as provided for in the New Preferred Stock certificates of designation. The shares of Common Stock issuable by the Company to the Investors upon conversion of the New Preferred Stock, upon exercise of the Investor Warrants and in satisfaction of dividends on the New Preferred Stock are hereinafter referred to as the "Conversion Shares," the "Warrant Shares," and the "Dividend Shares," respectively.

         This Prospectus also concerns the offer and sale by certain selling stockholders (collectively, the "Exchanging Stockholders"), from time to time, of up to 176,913 shares of Common Stock (the "Exchange Shares"). The 176,913 shares of Common Stock offered hereby are issuable upon the closing of certain Stock Exchange Agreements (the "Exchange Agreements") by and among the Company, Geotek GTI Stock Acquisition Corp., a wholly-owned subsidiary of the Company ("Stock Acquisition Corp."), and each of the Exchanging Stockholders, pursuant to which Stock Acquisition Corp. will acquire the interests of each of the Exchanging Stockholders in Geotek Technologies Israel (1992) Ltd. (f/k/a Power Spectrum Technology, Ltd.), a subsidiary of the Company ("GTI").

         The Conversion Shares, the Warrant Shares, the Dividend Shares and the Exchange Shares are collectively referred to herein as the "Offered Shares." The Investors and the Exchanging Stockholders are collectively referred to herein as the "Selling Stockholders."

         The Company's Common Stock is listed on the NASDAQ National Market System ("NNM") under the symbol "GOTK" and on the Pacific Stock Exchange ("PSE") under the symbol "GEO." On February 3, 1997, the closing sale price for the Common Stock, as quoted on the NNM, was $6.25 per share.

                                                        (continued on next page)

               SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR CERTAIN
         INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.


   THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION (THE "COMMISSION") OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
       ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.


                   The date of this Prospectus is          .

         Pursuant to this Prospectus, the Offered Shares may be sold by the Selling Stockholders, from time to time while the Registration Statement to which this Prospectus relates is effective, on the PSE, NNM or otherwise at prices and terms prevailing at the time of sale, at prices and terms related to such prevailing prices and terms, in negotiated transactions or at fixed prices. Although none of the Selling Stockholders has advised the Company of the manner in which he currently intends to sell the Offered Shares pursuant to this Registration Statement, the Selling Stockholders may choose to sell all or a portion of such Offered Shares from time to time in any manner described under "Plan of Distribution." See "Plan of Distribution." Notwithstanding the registration of the offer and sale of the Conversion Shares, the Warrant Shares and the Dividend Shares to subsequent purchasers, Selling Stockholders to whom the Preferred Stock or Investor Warrants were initially issued by the Company, whether or not affiliates of the Company, that acquire Conversion Shares, Warrant Shares or Dividend Shares shall be required to deliver this Prospectus in accordance with the Securities Act in connection with any transaction involving the resale of such securities.



========================================================================================================================
                                                  Underwriting
                             Price                Discounts and              Proceeds to            Proceeds to the
                           to Public               Commissions               the Company         Selling Stockholders
------------------------------------------------------------------------------------------------------------------------
Per Share...........        $(1)(2)                  $(1)(2)                    $(3)                    $(1)(4)
------------------------------------------------------------------------------------------------------------------------
Total.................      $(1)(2)                  $(1)(2)                    $(3)                    $(1)(4)
========================================================================================================================


(1) It is anticipated that the Offered Shares registered for resale hereunder will be sold by the Selling Stockholders in market or private transactions at prevailing prices, from time to time.

(2) In connection with the sale of the Offered Shares by the Selling Stockholders pursuant to this Prospectus, the Selling Stockholders may pay underwriting or broker-dealer discounts or commissions. The amounts of such discounts and commissions, if any, cannot be determined by the Company at this time.

(3) The Company will not receive any proceeds from the resale of the Offered Shares by the Selling Stockholders. Upon any exercise of any of the Investor Warrants by any of the Investors, the Company will receive the exercise price therefor. There can be no assurance that any Investor Warrants will be exercised. To the extent that Investor Warrants are exercised, the Company will use the proceeds thereof for general corporate purposes.

(4) The Company will pay all expenses of the offering of the Offered Shares, which are estimated to be $60,000.00. The Selling Stockholders will pay any brokerage fees or commissions in connection with their sale of the Offered Shares.

                              AVAILABLE INFORMATION

         The Company has filed a registration statement on Form S-3 (together with any amendments thereto, the "Registration Statement") with the Commission under the Securities Act with respect to the securities offered hereby. This Prospectus, which constitutes a part of the Registration Statement, omits certain information contained in the Registration Statement and reference is made to the Registration Statement and the exhibits and schedules thereto for further information with respect to the Company and the securities offered hereby. Statements contained in this Prospectus as to the contents of certain documents filed with, or incorporated by reference in, the Registration Statement are not necessarily complete, and in each instance reference is made to such document, each such statement being qualified in all respects by such reference.

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at 7 World Trade Center, New York, NY 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained at prescribed rates from the Public Reference Section of the Commission, Washington, D.C. 20549. The Common Stock is listed on both the NNM and the PSE and such reports, proxy statements and other information filed with the Commission also should be available for inspection at the offices of the National Association of Securities Dealers, Inc., Report Section, 1735 K Street, N.W., Washington, D.C. 20006, and at the PSE facilities located at 115 Sansome Street, San Francisco, California. Such reports and other information can also be reviewed through the Commission's Electronic Data Gathering Analysis and Retrieval System, which is publicly available through the Commission's web site (http://www.sec.gov).


                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The Company incorporates by reference into this Prospectus the documents listed below:

         (1) The Company's Annual Report on Form 10-K for the year ended December 31, 1995;

         (2) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996;

         (3) The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996;

         (4) The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996;

         (5) The Company's Current Reports on Form 8-K, dated June 18, 1993 (as amended on Form 8-K/A filed on or about July 12, 1993), June 8, 1994 (as amended on Form 8-K/A filed on or about June 27, 1995), July 5, 1994 (as amended on Form 8-K/A filed on or about September 14, 1994), August 2, 1994 (as amended on Form 8-K/A filed on or about October 13, 1994 and Form 8-K/A filed on or about May 25, 1995), March 4, 1996, June 20, 1996, August 29, 1996, September 1, 1996,
September 27, 1996, December 31, 1996 and January 23, 1997; and

         (6) The description of the Common Stock contained in the Company's Registration Statement on Form 8-A, dated December 15, 1992.

         All reports and other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus, and prior to the filing of a post-effective amendment to the Registration Statement which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company hereby undertakes to provide, without charge, to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of all documents incorporated by reference in this Prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference herein. Requests for such copies should be directed to Corporate Secretary, Geotek Communications, Inc., 20 Craig Road, Montvale, New Jersey 07645; telephone number (201) 930-9305.

         The Company will furnish its stockholders with annual reports containing audited financial statements and a report by the Company's independent accountants.


                          ADDRESS AND TELEPHONE NUMBER

           The mailing address and telephone number of the Company's principal executive offices are as follows:

                           Geotek Communications, Inc.
                           20 Craig Road
                           Montvale, New Jersey 07645
                           Telephone Number: (201) 930-9305

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

         The securities offered hereby involve a substantial degree of risk. The following factors, in addition to those discussed elsewhere in the Prospectus or incorporated herein by reference, should be carefully considered in evaluating the Company and its business prospects before purchasing any of such securities. This Prospectus contains and incorporates by reference forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to, among other things, (i) the commercial implementation of GeoNet in the Company's target markets in the United States,
(ii) the expansion of the Company's existing international business and the availability and pursuit of opportunities in other international markets, (iii) the Company's strategy, future financial results, capital needs and sources of financing, (iv) the introduction of new products and services, and (v) the demand for wireless communication services. The prediction of future results is inherently subject to various risks and uncertainties, including those discussed under "Risk Factors" and elsewhere in this Prospectus. Accordingly, actual results may differ materially from those expressed or implied by the forward-looking statements included in and incorporated by reference into this Prospectus.


                                  RISK FACTORS

Commercial Implementation of GeoNet

         The Company's success will depend to a significant extent on its ability to implement its integrated digital voice and data wireless communication network ("GeoNet") in its target United States markets. The successful and timely implementation of GeoNet will depend on various factors, many of which are beyond the Company's control. These factors include, among others, the timely and cost-effective manufacture, construction and integration of the system infrastructure and software, the procurement and preparation of base station and remote sites, the receipt of necessary regulatory approvals, the availability of substantial additional financing and market acceptance of the Company's products.

         The Company's current and proposed GeoNet services involve a complex integration of sophisticated voice and data applications that utilize newly-developed hardware and specialized software products. The implementation of GeoNet has raised numerous technical difficulties, and the Company anticipates that additional technical difficulties may arise from time to time as the Company continues to make hardware and software modifications. The initial introduction of GeoNet was limited to voice services. Commencing in October 1996, the Company added certain data services and plans to add additional data services in 1997. The integration of voice and data services has presented various technical problems, primarily involving software, which have adversely affected performance of the GeoNet system and delayed the scheduled implementation of GeoNet in new markets and the loading of subscribers in the Company's existing markets. The introduction of additional services is expected to require further hardware and software modifications in order to integrate such services with the existing GeoNet services, which may present new technical problems. In addition, each of the Company's United States target markets could present unique technical issues due to differences in geography and topography. These factors have caused technical problems in certain of the Company's existing markets (including the New York City metropolitan area) and could adversely affect the introduction of services in other markets. Technical difficulties in the operation and performance of GeoNet also may be experienced as additional subscribers are added in a particular market or as the coverage area in any market is increased. There can be no assurance that the Company will be able to develop or modify hardware or software to integrate successfully the planned voice and data applications, or to resolve other technical difficulties that may arise, on a timely or cost-effective basis. The inability to resolve such problems could result in further delays in the implementation of GeoNet and adversely affect the Company's ability to add subscribers.

         The Company currently offers GeoNet services in eight United States markets and plans to introduce such services in an additional 36 United States markets by the end of 1999. Following the introduction of services in each market, the Company expects to add subscribers and increase services offered. To date, the Company's expenses incurred with respect to its existing and planned offering of GeoNet services in each of its commercial markets have significantly exceeded receipts from subscribers. The Company expects to continue to generate negative cash flow until it establishes an adequate subscriber base in each of these markets. This will require the Company to solve technical problems that have delayed the implementation of GeoNet, and any unforeseen technical problems. The Company cannot predict whether or when it will be able to adequately address these problems and generate positive cash flow in any particular market. See "-- Dependence on Third Party Providers," "-- Need for Spectrum and Transmissions Sites," "-- Government Regulation" and "-- Need for Additional Financing."

Need for Additional Financing

         The Company's existing cash resources and expected cash flow from operations will be insufficient to fund the implementation of GeoNet and, in the near term, the Company's other operating costs. The Company estimates that the implementation of the initial GeoNet services in its 36 additional target markets coupled with the expansion of service offerings in its existing eight markets will require approximately $200 million of additional financing. Failure by the Company to obtain necessary financing on a timely basis would likely result in delays in the roll-out schedule and prevent the Company from expanding coverage, adding subscribers or offering additional services in some or all of its markets. Delays in the roll-out of GeoNet in new markets and delays in the loading of subscribers in existing markets have increased the Company's need for financing. Further delays in the roll-out schedule and loading of subscribers will further increase the Company's need for financing.

         In addition to financing the implementation of GeoNet, the Company will require financing for international expansion, anticipated increases in equipment sales, the acquisition, if any, of additional spectrum and certain possible financing obligations, including potential redemption obligations with respect to certain series of preferred stock.

         The documents governing the Company's outstanding indebtedness impose significant operating and financial restrictions on the Company, which limit, among other things, the Company's ability to incur indebtedness, repay certain indebtedness, pay dividends, make investments, engage in transactions with stockholders and affiliates, issue capital stock of its subsidiaries, create liens, sell assets and engage in mergers and acquisitions. See "Substantial Indebtedness." Although these documents contain various exceptions that are designed generally to allow the Company to operate its business without undue restraint, such restrictions, together with the Company's high degree of leverage, could limit its ability to effect future financings and respond to changing market conditions, and otherwise may restrict its activities. There can be no assurance that the Company will be able to obtain additional financing on a timely basis, on acceptable terms or at all.

         The Company's obligations to pay principal and interest on its currently outstanding indebtedness will increase significantly in 2001, at which time cash interest payments will commence on the Company's 15% Senior Secured Discount Notes due 2005 (the "15% Discount Notes") and the principal amount of any of the Company's 12% Senior Subordinated Convertible Notes due 2001 (the "12% Notes") which have not then been converted into Common Stock will become due and payable. See "-- Substantial Indebtedness." The Company's debt repayment obligations may begin earlier as principal and interest payments on any borrowings under the Company's vendor financing agreement with Hughes Network Systems, Inc. ("HNS") will commence in 1999. If the Company's cash flow from operations is insufficient to make such payments, the Company would be required to refinance such indebtedness in order to avoid a default. There can be no assurance that the Company would be able to refinance such indebtedness in order to avoid a default or that any such refinancings could be consummated on acceptable terms. A default under the 15% Discount Notes or the 12% Notes would have a material adverse effect on the Company's financial position.

         The Company anticipates that additional financing, to the extent available, will be obtained from one or more sources, including, but not limited to, public or private equity or debt financing, bank loans, strategic partners, joint ventures, vendor financing, leasing arrangements or a combination of these sources. The issuance of additional equity securities or securities convertible into equity securities could result in dilution on the part of the Company's stockholders.

Substantial Indebtedness

         The Company has substantial indebtedness. As of September 30, 1996, the Company's consolidated long-term liabilities, including redeemable preferred stock, was $231.0 million. The Company's substantial indebtedness may have important consequences, including (i) possible impairment of the Company's ability to obtain additional financing in the future for working capital, capital expenditures and general corporate purposes; (ii) a substantial portion of the Company's cash flow from operations being dedicated to the payment of principal and interest, which will reduce funds available to the Company for other purposes, including the successful and timely implementation of GeoNet;
(iii) the Company becoming more highly leveraged than other competing wireless communications companies; and (iv) an increased vulnerability to a downturn in its business or the economy in general. The Company's current annual cash debt service and preferred stock dividend obligations are $17.2 million, which amount will increase to at least $51.3 million, beginning in 2001.

Net Operating Losses; Deficiency of EBITDA

         The Company had consolidated net losses from operations of $42.4 million, $87.2 million and $92.2. million for the years ended December 31, 1994 and December 31, 1995 and the nine-month period ended September 30, 1996, respectively. In addition, the Company had a deficiency of earnings before interest, taxes, depreciation and amortization ("EBITDA") of $34.2 million, $63.3 million and $57.6 million for such periods, respectively. The Company anticipates that its net losses from operations and its EBITDA deficiency will increase significantly during the continued implementation of GeoNet. Until such time, if any, as the Company is able to generate sufficient cash flow from operations, the Company will be required to utilize its capital resources and external financing sources to satisfy its working capital and other cash needs. See "-- Need for Additional Financing."

Need for Additional Spectrum and Transmission Sites

         The Company will require additional spectrum to add capacity and services in certain of its existing markets as well as its planned markets in the U.S. Accordingly, the Company has entered into certain agreements that entitle the Company to acquire additional spectrum, subject to receipt of regulatory approval. Although the Company believes that such approval will be received prior to its expected introduction of services in each such market, there can be no assurance that such approvals will be received on a timely basis, if at all. The failure by the Company to obtain any such approvals could delay the introduction of services in a particular market or limit the Company's ability to add subscribers or provide certain services in such market. The Company may eventually need additional spectrum, beyond what it is already under agreement to acquire. It is possible, because spectrum is a finite resource, that the Company may be limited in the future in the spectrum it is able to acquire to suit its growing need. In such an event, the Company's limited access to spectrum could inhibit the Company's growth and ability to expand its service capacity.

         The Company currently owns 128 licenses that authorize operation in Designated Filing Areas ("DFAs") in U.S. urban markets. In an effort to acquire sufficient spectrum to initiate service in certain markets and to add additional capacity in other markets, the Company participated in the 1996 auction conducted by the Federal Communication Commission (the"FCC") for 900 MHz SMR spectrum and acquired 181 10-channel blocks in 42 regional service areas in the U.S. known as Major Trading Areas ("MTAs"). MTA licenses authorize an expanded coverage area with non-site specific licensing and extended construction periods. Where MTA licenses overlap coverage area with a DFA license, the MTA licensee must insure non-interference to the DFA licensee. Where the MTA licensee itself holds the overlapped DFA license, the DFA license may be canceled or subsumed into the MTA license. The combined license is then regulated under MTA rules. Of the Company's 181 MTA licenses, 173 are unencumbered by a DFA, other than those DFA licenses presently held or controlled by the Company. In eight MTAs, however, the frequency block acquired by the Company is encumbered by a third party existing licensee. In these cases, the Company will seek to acquire access to the encumbered spectrum through cooperative or management agreements or may seek to acquire the license from the incumbent licensee. In all but 33 of the Company's 128 DFA licenses, the Company was able to secure surrounding MTA licenses during the auction. These 33 DFA licenses must operate within a third party's MTA service area, although the MTA licensee must afford interference protection to the Company. In these circumstances, the Company may attempt to acquire the MTA license from the successful bidder, remain as the incumbent, sell the license to the MTA licensee, or "swap" the license with another licensee. There can be no assurance that the Company will be successful in acquiring desired licenses or gaining access to encumbered spectrum, or that any licenses currently owned or acquired by the Company in the future will be renewed. In addition, for those DFA licenses where the Company does not hold the surrounding MTA license, the company must construct the system no later than June 27, 1997, the date upon which the Company's Waiver, granted by the FCC in June 1993 (the "Waiver") which permitted extended construction periods for the Company's DFA licenses, expires. In the event that the Company does not construct these DFA licenses by June 1997, obtain surrounding MTA licenses for any DFA licenses which remain unconstructed at such time or obtain relief from the Waiver, such unconstructed licenses will be cancelled by the FCC, thereby reducing the Company's available spectrum. The failure of the Company to obtain or retain sufficient radio spectrum on commercially acceptable terms or to renew existing or future licenses could adversely affect the Company's business.

         There are only a limited number of existing communications towers capable of providing the Company with sufficient coverage for its radio transmissions and supporting its transmission equipment. If the Company cannot obtain leases for existing towers, it may be required to purchase sites, obtain necessary permits and build such towers, which could take up to one year for each tower. If the Company is required to build new towers, the implementation of GeoNet in one or more of its target U.S. markets could be delayed.

Limited Operating History; Management of Growth

         The Company entered the wireless communications industry in 1992 and therefore has limited experience in developing, establishing and operating wireless communications networks. Further, a significant portion of the Company's operating experience has occurred in foreign markets, primarily the United Kingdom, and has involved technology different from that being utilized in the United States. The Company's experience to date in the United States has been limited to providing primarily voice dispatch services during 1996 to a relatively few number of subscribers in eight markets in the United States. Prospective investors therefore have limited historical financial and operating information to evaluate the Company's ability to operate successfully as a provider of integrated digital voice and data wireless communications services.

         Successful implementation of GeoNet in the Company's target markets will require expansion of the Company's operating, financial and management systems, which, in turn, will require additional senior management and, in particular, a substantial number of additional technical and sales personnel. Further, the Company's success will depend in part on its ability to continue to attract, motivate, train and manage additional individuals. The substantial growth in the wireless communications industry in recent years has created a strong need for talented and experienced individuals and, accordingly, the market for such individuals is very competitive. There can be no assurance that the Company will be able to attract and retain such individuals necessary to support the proposed expansion of its operations.

Competition

         Competition in the wireless communications industry is intense and is expected to increase. The Company faces significant competition in each of the United States markets that it currently serves, and expects to face significant competition in its planned United States markets. The Company competes with established SMR, cellular, paging and public data service providers. The Company expects some competition from existing cellular as well as personal communications services ("PCS") operators, which currently offer cellular-like telephony services but have indicated the intention of offering data services in the near future. In addition, the Company competes with manufacturers of private mobile radio ("PMR") equipment, which target private network operators and SMR customers. Many of the Company's competitors have substantially greater technical, marketing, sales and distribution resources, access to capital, and experience providing wireless communications services than the Company. In light of the recent technological advancements in the industry, the Company may encounter competition in the future from existing and/or emerging providers utilizing new technology. See"-Rapid Technology Changes."

         The Company competes for subscribers primarily on the basis of services offered, the technical quality of its system, capacity, coverage and price. Many of the target customers for GeoNet currently use other wireless communications services. In order to compete effectively, the Company must attract a portion of its target customers from their existing providers. There can be no assurance that potential customers, based on the foregoing factors or other factors, will perceive the Company's services to be superior to those offered by other wireless communications providers. The Company's marketing strategy emphasizes the integrated package of voice and data services offered by GeoNet, which the Company believes differentiates it from other wireless communications providers.

         Based on its experience in its eight U.S. commercial markets, the Company believes that there is adequate demand for its current and planned GeoNet services. Nevertheless, since there currently is no integrated wireless communications network commercially available that is comparable to GeoNet, the Company cannot predict the demand for its services with any degree of certainty.

         The Company believes that the FCC licenses it currently holds will be sufficient to implement GeoNet in its U.S. target markets. If the Company seeks to enter additional markets or to expand capacity or services beyond those currently planned, the Company may need additional spectrum and transmission sites. In such event, the Company will compete with other wireless communications providers and may not be able to obtain some or all of the spectrum or sites necessary for such expansion. See "--Need for Additional Spectrum and Transmission Sites."

Government Regulation

         The licensing, construction and operation of SMR systems in the United States is regulated by the FCC under the Communications Act of 1934, as amended (the "Communications Act"). During 1994, the FCC adopted certain regulations with wide-ranging implications for the wireless telecommunications industry. A primary intent of these regulations was to encourage competition among mobile communications service providers by removing regulatory distinctions between common carriers, such as cellular telephone companies, and private carriers, such as SMR service providers. These regulations impose certain obligations on the Company and could materially impact its operations and costs in the future. For example, the Company is now required to provide services on a "non-discriminatory basis" and on terms that are not "unjust and unreasonable," as such terms are defined in the Communications Act. As a practical matter, "non-discriminatory basis" means that the Company cannot tailor certain service packages and price offerings to individual customers that are not generally available to similarly situated parties. In addition, the Company must now limit its foreign investors to 25% or less; must provide certain Emergency 911 access and compatibility for its customers; must comply with the FCC's "roaming" provisions which require that the Company provide access to its system to other service provider's customers when they "roam" in the Company's service areas; must ensure the number portability of its customers, meaning that eventually, the Company's equipment must incorporate a 15-digit non-dialable number that identifies the specific mobile phone worldwide; and must not unreasonably limit or prohibit the resale of its services. As a benefit, and although it is not finally decided, the Company may in the future be able to secure interconnection to the public switched network at lower rates than it is currently paying.

         The FCC currently regulates two types of 900 MHz SMR licenses, both authorizing ten channels of 12.5 kHz in width from base station to mobile, of which the Company holds both types. The first type is the DFA licenses which were issued by the FCC in the 1980's in 50 urban markets, on a site-specific basis, with a construction deadline of one year. The Company holds 128 such DFA licenses. As a result of the Company's Waiver (See "Need for Additional Spectrum and Transmission Sites"), which was granted in 1993, the Company was permitted an extended construction period until June 1997 in which to implement the GeoNet network.

         The second type of FCC 900 MHz SMR license is the MTA license, issued pursuant to the FCC's 900 MHz SMR spectrum auctions, which were concluded in 1996. MTA licenses authorize much larger territory in 51 markets. The Company was able to secure 181 MTA licenses in 42 markets. MTA licenses are non-site-specific and have an extended construction period of 3-5 years. Where the MTA licenses overlap coverage with a DFA license, the MTA license must ensure non-interference protection for the incumbent DFA licensee. Where the MTA licensee itself holds the DFA license, the DFA license may be cancelled or subsumed into the MTA license, thereby assuming the regulatory advantages of an MTA license. (See "Need for Additional Spectrum and Transmission Sites")

         Most of the equipment utilizing the Company's technology that is used to send or receive signals must meet FCC technical standards and FCC-type acceptance procedures. In addition, the Company's equipment must comply with the FCC's "RF" radio frequency guidelines. Although GeoNet base stations and current subscriber units have received such approval, there can be no assurance that future generations of subscriber units or other equipment will meet such standards.

         The Telecommunications Act of 1996 (the "Telecommunications Act") imposed sweeping reforms to telecommunications policy. Although the Telecommunications Act primarily affects large common carriers, cable and broadcast operators, and Internet service providers, certain provisions will affect the CMRS providers. In particular, the Telecommunications Act requires the Company to contribute to a Universal Service Fund, although the amount of the Company's contribution and the mechanism for collection has not yet been established. The FCC recently initiated a rule making proceeding as a response to a mandate of the Telecommunications Act, to determine whether more extensive regulation with respect to reciprocal compensation arrangements between CMRS and local telephone companies is necessary. The Company is unable to predict the ultimate effect, if any, that the Telecommunications Act or any FCC regulations promulgated thereunder will have on the Company.

         On October 25, 1996, the President signed into law the Communications Assistance for Law Enforcement Act ("CALEA") which requires communications carriers to allow law enforcement the ability to "monitor" calls on their wireless systems. CALEA requires compliance with FBI Assistance

Capability Requirements within four years of the signing of CALEA into law. Although it is not yet certain, it is likely that the Company, along with other SMR operators, will be waived from complying with CALEA.

Dependence on Third Party Providers

         The Company is dependent upon a relatively small number of manufacturers for its products. The Company's digital wireless communications network is currently manufactured and enhanced by Rafael Armament Development Authority, a division of the Israeli Ministry of Defense ("Rafael"). Rafael currently is manufacturing the base station equipment for GeoNet on a schedule that is intended to enable the Company to meet its projected roll-out. Other third parties, including Mitsubishi and HNS, currently are manufacturing subscriber units and certain other components of the system hardware for GeoNet on a similar schedule. There can be no assurance that such third parties will deliver such equipment on a timely basis. Although the Company believes that it can obtain all components necessary to build the GeoNet system from other sources, it may encounter delays in the event of a component shortage due to the time needed to identify alternative sources and manufacture substitute components. Failure to obtain hardware components on a timely basis or at satisfactory prices could result in delays or cost overruns in the implementation of GeoNet. See "--Commercial Implementation of GeoNet."

         Prior to September 27, 1996, Rafael was the Company's only manufacturer of base station equipment, at which time, the Company and Geotek Finance Corporation, a wholly-owned subsidiary ("GFC"), entered into an agreement with HNS, pursuant to which HNS agreed to manufacture certain of the components required for the construction of 900 MHz FHMA base station equipment in order to expand its manufacturing supply sources. In addition, HNS agreed to provide up to $100 million of financing for up to 90% of the purchase price of equipment scheduled for delivery to the Company prior to June 30, 1999. HNS has not previously manufactured FHMA equipment. If HNS is unable to manufacture and deliver equipment in accordance with its agreement with the Company and GFC, the Company would be required to continue to rely on Rafael as its sole manufacturer of base station equipment until such time, if any, as the Company secured an alternative source.

         The Company has an agreement with IBM to manage the construction of the GeoNet base stations and the installation of FHMA equipment in the Company's U.S. target markets. The Company also has engaged, and intends to engage, other third party contractors to manage all or certain aspects of such construction or installation in certain of its U.S. target markets. A failure by IBM or such other contractors to manage properly the preparation and construction of the Company's base stations and remote sites could delay the implementation of GeoNet and adversely affect the Company's business.
See "--Commercial Implementation of GeoNet".

         The Company anticipates that, in order to meet the needs of its expanding international and equipment sales activities, it will be required to establish and maintain additional manufacturing, distribution and licensing arrangements with other third party providers. The Company is currently exploring various alternatives to meet these needs, however, there can be no assurance that the Company will be able to identify or maintain relationships with such providers.

         The Company markets its services primarily through a network of independent dealers and distribution partners that have existing relationships with a large number of its target customers. To date, the Company has entered into agreements with approximately two hundred dealers in the U.S. The Company also has begun to utilize value-added resellers ("VARs") to market its services. The successful implementation of GeoNet will depend, in part, on the Company's ability to maintain its existing relationships, and to establish new relationships, with such parties. Delays in the implementation of GeoNet may adversely affect the Company's relationships with its dealers and VARs.

Risks of International Business

         The Company currently sells its products and services in various countries, with the majority of its current subscribers located outside of the U.S. and intends to pursue opportunities that may arise in other countries. As a result, a large portion of the Company's revenues are paid in foreign currency. Further, certain of the Company's products and components are manufactured outside of the U.S., and its research and development activities are dependent upon foreign providers. Accordingly, the Company is subject to the risks inherent in conducting business across national boundaries, including currency exchange rate fluctuations, international incidents, military outbreaks, economic downturns, government instability, nationalization of foreign assets, government protectionism and changes in governmental policy, any of which could adversely affect the Company's business in one or more of its international markets or in the U.S. In addition, the licensing and other operational risks attendant upon commencing and maintaining wireless communications networks in foreign countries are similar to those in the U.S., including availability of spectrum capacity and transmission sites, competition and government regulation. Development of the Company's business in international markets may impose a significant burden on the Company's financial, managerial and personnel resources. There can be no assurance that the Company will be successful in developing its business in any of these markets or that any such expansion of the Company's business will be profitable.

Rapid Technology Changes

         The telecommunications industry is subject to rapid and significant technological changes, which could result in new product and/or service offerings. The Company believes that such new offerings could compete directly with those currently offered by the Company or could lower the cost of current competing offerings such that the Company's offerings would not be competitive, thereby requiring the Company to reduce its prices, and ultimately affect its cash flow from operations. While the Company is unaware of any proposed changes that are expected to materially affect the attractiveness of its products and services, the nature or timing of technological changes or the effect of such changes on the Company's business cannot be predicted. In the future, the Company expects to encounter competition from new technologies, including but not limited to ESMR networks, PCS and possibly satellite technology, as well as from advances in existing technologies such as cellular, paging and mobile data transmission. See "-- Competition."

Dependence on Key Personnel

         The success of the Company will depend greatly upon the active participation and the experience of its management. The Company has entered into employment agreements with certain members of senior management, including those employees who oversee the operations of the Company's main operating units. The loss of any member of its senior management could adversely affect the Company's business. In addition, the successful implementation of GeoNet will depend, to a large extent, upon the ability of the Company's engineers and scientific technical personnel to perfect and improve existing and proposed products. The loss of some or all of such personnel, the inability of the Company to attract additional personnel, or the inability of such persons to design products or to continue product enhancement in response to subscribers' demands or competitive pressures would inhibit the Company's ability to sell its products and services and to operate profitability.

Risks Associated with Certain Foreign Opportunities

         The Company and entities in which the Company has an interest currently hold licenses to operate communication networks in the United Kingdom, Korea, Germany and Canada. Although the Company currently operates an analog PAMR system in the United Kingdom, the Company intends to develop a digital system in the United Kingdom in order to expand capacity and to further its competitive position. In June 1996, the Company was awarded a license in the 410-440 MHz frequency block to operate a digital PAMR system in the United Kingdom utilizing the new Trans European Trunked Radio ("TETRA") standard. Currently, there are no TETRA systems available for commercial application. In Korea, the network is based upon the implementation of the Company's FHMA(TM) system on the 800 MHz frequency. In Germany, the Company has entered into an agreement with RWE Telliance A.G. ("RWE") to merge their respective German analog mobile radio networks. Neither of the analog systems operated by the Company or RWE are profitable and the Company expects that the merged entity will seek to implement a digital system in Germany to add capacity and products. The licenses awarded to the Company and RWE in Germany operate in the 410 MHz frequency. Moreover, the German government has not announced definitively the standard (e.g., FHMA, TETRA) upon which it will permit digital systems to be implemented. The adaptations of the Company's FHMA(TM) system to the 800 MHz frequency or the TETRA standard are subject to a number of contingencies, including the manufacture of the equipment required in connection therewith. In Canada, the Company is seeking a joint venture partner to develop a digital wireless system utilizing licenses granted in the provinces of Alberta, British Columbia, Ontario and Quebec. There can be no assurance that the Company will be able to successfully adapt its FHMA(TM) system to another frequency or standard on a timely or cost-effective basis, if at all or that the Company will be able to identify a joint venture partner in Canada. Any failure on the part of the Company to successfully adapt its technology to the frequency or standards required by its licenses in Korea, the United Kingdom or Germany or to identify a joint venture partner in Canada could have a material adverse effect on the Company's prospects in such jurisdictions. In addition, the roll-out of products and services in each of these countries will be subject to the same risks attendant to the development of the Company's GeoNet system in the United States.

Proprietary Information and Patent Issues

         The Company attempts to protect its proprietary information through confidentiality and non-disclosure agreements with employees and third parties who may have access to such information. The Company continually reviews its technology developments in order to file patent applications and has filed patent applications with respect to certain aspects of its FHMA(TM) technology in various countries as it deems appropriate. There can be no assurance that any such applications will be granted, that any patents issued will afford meaningful protection against competitors with similar technology, or that any patents issued will not be challenged by third parties. Furthermore, there can be no assurance that others will not independently develop similar technologies, duplicate the Company's technologies, or design technologies that avoid the patented aspects of any technologies developed by the Company.

         Many patents and patent applications have been filed by third parties with respect to wireless communications technology. The Company does not believe that its technology infringes on the patent rights of any party. There can be no assurance, however, that certain aspects of the Company's technology will not be challenged by the holders of such patents or that the Company will not be required to license or otherwise acquire from third parties the right to use certain technology. The failure to overcome such challenges or obtain such licenses or rights could have a material adverse effect on the Company's business.

Influence by Significant Stockholders; Preemptive Rights

         As of December 31, 1996, approximately 22% of the total voting power of the Common Stock (on a fully-diluted basis) was beneficially owned by the directors and executive officers of the Company and their affiliates. Consequently, the Company's directors and executive officers will be able to exert significant influence with respect to all matters upon which stockholder approval is required.

         Pursuant to certain agreements among them, certain of the principal stockholders of the Company have the right to require certain other stockholders to cause (to the extent permitted by law and to the extent within such other stockholders' control) the directors of the Company to vote, or refrain from voting, in accordance with such stockholders' direction with respect to the election of directors.

In addition, S-C Rig Investments-III, L.P. ("S-C Rig") and Vanguard Cellular Systems, Inc. ("Vanguard") have preemptive rights with respect to certain issuances of voting securities by the Company, which permit them to purchase voting securities of the Company at the same price and on the same terms as the Company may offer to third parties, in an amount sufficient to maintain their respective percentage interests in the voting securities of the Company on a fully-diluted basis. The Company also has granted to the holders of the Company's Series H Cumulative Convertible Preferred Stock ("Series H Preferred Stock"), Series I Cumulative Convertible Preferred Stock ("Series I Preferred Stock"), Series K Preferred Stock and Series N Cumulative Convertible Preferred Stock ("Series N Preferred Stock") the right to elect additional directors to the Board of Directors of the Company upon the occurrence of certain events of default. The operation of such provisions could result in such stockholders exerting significant influence over the Board of Directors of the Company.

Transactions with Affiliates

         During the period since its inception, the Company has undertaken a wide variety of financing and merger/acquisition activity which has resulted in its present corporate and financial structure. Included in such activity have been transactions which have involved persons who now serve, or who did serve at the time, as directors and officers of the Company or persons or entities related to such persons. In every instance where such transactions have involved any such persons or entities, the specific transaction has been approved unanimously by directors of the Company, including all disinterested and outside directors, with the affected parties abstaining. It is the Company's view that each such transaction has been on terms no less favorable to the Company than other similar transactions available to the Company with unaffiliated parties, if available at all. Despite the foregoing, prospective purchasers may wish to consider the circumstances in which such transactions were made, the terms of such transactions and the Company's possible alternative courses of action. The Company may enter into transactions in the future with affiliates in order to meet its financing needs and/or business goals.

Dividends on Common Stock Not Likely

         The Company has not declared or paid any cash dividends on Common Stock since commencing operations and does not anticipate paying any cash dividends on Common Stock in the foreseeable future. At present, the Company is obligated to pay cumulative dividends of (i) $2,000,000 per year, in cash, on its Series H Preferred Stock until 1998, (ii) cumulative dividends of $700,000 per year, in cash or shares of Common Stock, on its Series I Preferred Stock until 1999, and
(iii) $700,000 per year, in cash or shares of Common Stock on its Series K Cumulative Convertible Preferred Stock until 2000, all before any cash dividends may be paid on Common Stock. In addition, the Company is presently obligated to pay cumulative annual dividends of $750,000 per year on the Company's Series L Cumulative Convertible Preferred Stock, and cumulative annual dividends of $8,688,125 per year on the Company's Series M Cumulative Convertible Preferred Stock and the New Preferred Stock, in cash or shares of Common Stock, before any cash dividends may be paid on Common Stock. The Company's Series N Cumulative Convertible Preferred Stock ("Series N Preferred Stock"), prohibits the declaration or payment of any dividend on Common Stock (other than in shares of Common Stock) without the consent of certain holders thereof, provided such holders hold $25,000,000 of the stated value of the Series N Preferred Stock. At present, the Company is current in payment of all required dividends on its outstanding preferred stock. In addition, the terms of certain indebtedness of the Company prohibit, the declaration or payment of any dividend on Common Stock (other than in shares of Common Stock).

Shares of Common Stock Reserved For Issuance; Shares of Common Stock Eligible for Sale

         As of the date hereof, the Company has an aggregate of approximately
59.9 million issued and outstanding shares of Common Stock. In addition, the Company presently has reserved for issuance an aggregate of approximately 62.9 million shares of Common Stock issuable pursuant to (i) outstanding vested and non-vested options, warrants and similar rights; (ii) conversion of other outstanding convertible securities of the Company (including shares issuable upon conversion of the Company's preferred stock); (iii) dividends on the Company's preferred stock; and (iv) contingent obligations to issue additional shares. Pursuant to the Company's Restated Certificate of Incorporation, the Company currently has 135,000,000 authorized shares of Common Stock. Subject to certain limitations, the persons holding such options, warrants and convertible securities may obtain the shares of Common Stock underlying such options, warrants and convertible securities at any time. The issuance of a large number of shares of Common Stock would dilute the percentage interest of other existing stockholders of the Company.

         Certain stockholders, including certain officers, directors, employees and affiliates of the Company, currently hold issued and outstanding shares of Common Stock and/or options or warrants to purchase additional shares of Common Stock. In addition, certain of such stockholders beneficially own securities convertible into shares of Common Stock. The Company recently has registered for offer and sale certain of such issued and outstanding shares and certain of the shares issuable upon the exercise of outstanding options and warrants or convertible securities, which would not otherwise be subject to public sale by such stockholders. Sales of substantial amounts of such shares could adversely affect the market price of the Common Stock.

                                    BUSINESS

         The Company provides wireless communications services to small and medium size-businesses with a mobile workforce. In the United States, GeoNet is currently offered in Baltimore, Boston, Dallas, Miami, New York, Orlando, Philadelphia and Washington, D.C. The Company intends to expand GeoNet services to an additional 36 metropolitan markets throughout the United States by the end of 1999. This represents a modification in the Company's previously announced roll-out schedule and is largely in response to the Company's efforts to optimize its cash resources, to manage technical challenges and the fact that the Company is no longer required to roll-out GeoNet in accordance with the FCC Waiver. In the United Kingdom and Germany, the Company operates analog networks, and has been awarded national digital licenses. In Korea and Canada, the Company owns significant interests in entities that have been awarded digital licenses. As of December 31, 1996, approximately 80,000 subscribers, primarily in the United Kingdom, were utilizing the Company's wireless communications services.

         Through its National Band Three Limited ("NB3") subsidiary, the Company owns the only national public access mobile radio ("PAMR") license in Great Britain and operates an analog wireless voice system which, as of September 30, 1996, had approximately 62,300 subscribers. In June 1996, NB3 was awarded a license to operate a digital PAMR Network in the United Kingdom. The Company's German analog network covers eight major regions and, as of September 30, 1996, had approximately 15,000 subscribers. The Company has entered into an agreement with RWE Telliance A.G. to merge their respective German analog mobile radio networks. The merger is expected to be consummated during the first quarter of 1997. The Company intends to implement digital wireless systems in the United Kingdom and Germany capable of providing services similar to the services available in the United States.

         The Company also develops, produces and sells telephone and telecommunications peripherals and sound and communications equipment through its two-thirds ownership of Bogen Communications International, Inc. and its subsidiaries ("Bogen") and Speech Design GmbH.

         In June 1996, the Korean Ministry of Information and Communications awarded a consortium in which the Company holds a 21% interest a license to operate a nationwide trunked radio system in Korea. The license covers a geographic area with a population of approximately 45 million people and is based on the implementation of the Company's FHMA(TM) system. The Company is seeking a joint venture partner to develop a digital wireless system utilizing licenses granted in the Canadian provinces of Alberta, British Columbia, Ontario and Quebec.


                               RECENT DEVELOPMENTS

         On December 31, 1996, the Company sold to the Series O Investors 1,000 shares of the Company's Series O Preferred Stock and Series O Warrants, which entitle the Series O Investors to purchase an aggregate of 1,700,000 shares of the Company's Common Stock for an aggregate purchase price of $50,000,000. In addition, on January 23, 1997, the Company sold to the Series P Investors 500 shares of the Company's Series P Preferred Stock and Series P Warrants which entitle the Series P Investors to purchase an aggregate of 850,000 shares of the Company's Common Stock for an aggregate purchase price of $25,000,000. The terms of the Series O Preferred Stock, the Series O Warrants, the Series P Preferred Stock and the Series P Warrants are described more fully under "Selling Stockholders."

                                 USE OF PROCEEDS

         The Company will not receive any of the proceeds from the sale of the Offered Shares by the Selling Stockholders. Upon an exercise of the Investor Warrants by any of the Investors, the Company will receive the exercise price of the Investor Warrants. To the extent the Investor Warrants are exercised, the Company will use the proceeds thereof for general corporate purposes. There can be no assurance that any of the Investor Warrants will be exercised.

                              SELLING STOCKHOLDERS

         On December 31, 1996, the Company completed a private transaction pursuant to which it issued and sold to certain Investors 1,000 shares of the Series O Preferred Stock for an aggregate of $50,000,000. On January 23, 1997, the Company completed a private transaction pursuant to which it issued and sold to certain Investors 500 shares of the Series P Preferred Stock and 850,000 Investor Warrants for an aggregate of $25,000,000. Each share of New Preferred Stock is convertible into the number of shares of Common Stock as is determined by dividing (i) the sum of $50,000 stated value per share of New Preferred Stock plus all unpaid dividends accrued and deemed to have accrued, if any, with respect to such shares of New Preferred Stock through the last dividend payment date by (ii) the lowest daily volume-weighted average price of the Company's Common Stock during the four (4) business days immediately preceding conversion multiplied by a conversion discount of (i) 100% for conversions prior to June 29, 1997, (ii) 95% for conversions after June 29, 1997 but prior to December 31, 1997, (iii) 90% for conversions after December 31, 1997 but prior to June 29, 1998, and (iv) 88% for conversions after June 29, 1998. The New Preferred Stock provides for a dividend at a rate of 10% per annum (12% per annum after a dividend payment failure) of the stated value of New Preferred Stock on a cumulative basis. The New Preferred Stock becomes convertible into Common Stock in stages during the one-year period beginning July 1997 and remains convertible until December 31, 2001. Dividends accrue from the date of issuance and are payable quarterly, at the Company's option, in either shares of Common Stock or cash. To the extent Dividend Shares are issued, such Dividend Shares are being offered by the Investors pursuant to this Prospectus. Further, certain of the Offered Shares registered pursuant to this Registration Statement may be issued upon exercise or conversion of securities issued by the Company upon the redemption of the New Preferred Stock by the Company as provided for in the New Preferred Stock certificates of designation. Additional Offered Shares that may become exercisable as a result of the anti-dilution provisions of the New Preferred Stock and Investor Warrants are also offered hereby pursuant to Rule 416 under the Securities Act. In connection with the issuance of the Series O Preferred Stock, 1,700,000 Investor Warrants were granted to CIBC, Wood Gundy Security Corp., as placement agent for the transaction. A portion of such Investor Warrants were subsequently transferred to Promethean Investment Group, L.L.C. The Investor Warrants are exercisable at a per share price of $9.2635 and may be exercised, from time to time, at any time prior to June 30, 2000.

         Under the applicable conversion formulae for the New Preferred Stock, the number of shares of Common Stock issuable upon conversion of the Preferred Stock will increase if the market price of the Common Stock decreases. Moreover, the Company cannot determine accurately the number of Dividend Shares which may be issued to the Investors as such number is based upon the market price of the Common Stock prior to the payment of such dividend. In order to satisfy its contractual obligations to the Investors, the Company has registered the issuance, offer and sale of 12,000,000 Conversion Shares and Dividend Shares covered by this Prospectus at this time. However, there is no limit on the number of shares of Common Stock that may be issued upon conversion of, or as dividends on, the New Preferred Stock. Therefore, the amount of Conversion Shares and Dividend Shares which may actually be issued and offered by the Selling Stockholders that are holders of New Preferred Stock may be greater than the numbers set forth below. The Company will continue to monitor the number of Conversion Shares and Dividend Shares issued and issuable to the Investors and may be required to file new registration statements from time to time to cover additional Conversion Shares and Dividend Shares.

         Upon effectiveness of the Registration Statement, of which this Prospectus forms a part, the Company is obligated to issue 176,913 shares of Common Stock to Stock Acquisition Corp. in connection with Stock Acquisition Corp.'s acquisition of each of the Exchanging Stockholders' interest in GTI in exchange for such shares of Common Stock. Each of the Exchange Agreements provides that each Exchanging Stockholder receive, subject to vesting as provided in the Exchange Agreements, 2.368 shares of Common Stock in exchange for each share of GTI capital stock; provided, however, that the

Exchange Agreement with respect to Efraim Bergida (the "Bergida Exchange Agreement") provides that Mr. Bergida receive at closing $240,000 worth of the Company's Common Stock based on the closing bid price for the Common Stock on the NNM on the trading day immediately preceding the closing of the Bergida Exchange Agreement, in exchange for all of his shares of GTI capital stock.

         Included below concerning each Selling Stockholder beneficially owning Offered Shares is a table showing the total amount of the Offered Shares beneficially owned by such person, the amount subject to sale hereunder, and the resulting amount and percentage of the outstanding Common Stock if all Offered Shares which are beneficially owned by such person are sold.

         This Prospectus also concerns, pursuant to Rule 416 of the Securities Act, the offer and sale by the Selling Stockholders of any and all shares of Common Stock issued with respect to the securities referenced herein as a result of stock-splits, stock dividends and anti-dilution provisions.

         None of the Selling Stockholders has, or within the past three years has had, any position, office or other material relationship with the Company or any of its predecessors or affiliates, except as noted in the discussion above or in the footnotes to the following table. The Selling Stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of their Offered Shares since the date of this Prospectus in transactions exempt from the registration requirements of the Securities Act.


                         Pre-Offering                                                             Post-Offering(1)
--------------------------------------------------------------                        ----------------------------------------
                                          Amount of Shares        Amount of Shares       Amount of Shares        Percentage
Selling  Stockholder                     Beneficially Owned         Being Offered       Beneficially Owned      of Class (2)
--------------------                     ------------------         -------------       ------------------      ------------
Nelson Partners (3)                                    960,000                960,000                      0         *
Olympus Securities, Ltd. (3)                           960,000                960,000                      0         *
CIBC, Wood Gundy Security Corp.                  2,740,000 (4)              2,740,000                      0         *
Halifax Fund, Ltd. (5)                               1,280,000              1,280,000                      0         *
Ramius Fund, Ltd. (5)                                  720,000                720,000                      0         *
Gleneagles Fund, Ltd. (5)                              240,000                240,000                      0         *
Colonial Penn Insurance Co. (5)                        160,000                160,000                      0         *
Colonial Penn Life Insurance Co. (5)                   160,000                160,000                      0         *
RGC International Investors, LDC                       800,000                800,000                      0         *
A.G. Super Fund, L.P. (6)                               80,000                 80,000                      0         *
Michaelangelo, L.P. (6)                                 48,000                 48,000                      0         *
Angelo, Gordon & Co., L.P. (6)                          48,000                 48,000                      0         *
Raphael, L.P. (6)                                       64,000                 64,000                      0         *
A.G. Super Fund International
Partners, L.P. (6)                                      32,000                 32,000                      0         *
GAM Arbitrage Investments, Inc. (6)                     48,000                 48,000                      0         *
Promethean Investment Group, L.L.C.              1,360,000 (7)              1,360,000                      0         *
S-C Rig Investments - III, L.P. (8)             13,490,445 (9)              2,910,000             10,580,445        15.0
Winston Partners II, LDC (8)                      750,178 (10)                649,340                100,838         *
Winston Partners II, LLC (8)                      370,958 (11)                320,660                 50,298         *
Winston Partners L.P. (8)                         970,000 (12)                970,000                      0         *
Victor Ben Sasson                                        4,737                  4,737                      0         *
Efraim Bergida                                     40,000 (13)                 40,000                      0         *
Shlomo Cohen                                             4,737                  4,737                      0         *
David Mansour                                           11,843                 11,843                      0         *
Shmuel Miller                                           33,511                 33,511                      0         *
Amit Priebatch                                           4,737                  4,737                      0         *
Moti Ritz                                               47,874                 47,874                      0         *
Eddie Shossev                                            9,474                  9,474                      0         *
----------------------------------------------------------------------------------------------------------------------------

*        Less than 1%.

(1) Assumes the sale of Common Stock offered by this Prospectus by the Selling Stockholders to third parties unaffiliated with such Selling Stockholder. The Selling Stockholders may, but are not required to, sell all shares of Common Stock offered hereby.

(2) This percentage is calculated in accordance with Section 13(d) of the Securities Act and the rules promulgated thereunder, without giving effect to the sixty (60) day limitation regarding conversion of convertible securities. Based upon 59,889,647 shares of Common Stock issued and outstanding as of December 31, 1996.

(3)      Nelson Partners and Olympus Securities, Ltd. are affiliates.

(4) Consists of 2,400,000 shares of Common Stock issuable upon conversion of the Series O Preferred Stock and 340,000 shares of Common Stock issuable upon exercise of the Investor Warrants.

(5) Halifax Fund, Ltd., Ramius Fund, Ltd., Gleneagles Fund, ltd., Colonial Penn Insurance Co. and Colonial Penn Life Insurance Co. are affiliates.

(6) A.G. Super Fund, L.P., Michaelangelo, L.P., Raphael, L.P., A.G. Super Fund International Partners, L.P. and GAM Arbitrage Investments, Inc. are affiliates.

(7) Consists of 1,360,000 shares of Common Stock issuable upon exercise of the Investor Warrants.

(8) S-C Rig Investments-III, L.P., Winston Partners II, LDC, Winston partners II, LLC and Winston Partners L.P. are affiliates.

(9) Includes 2,400,000 shares of Common Stock issuable upon conversion of the Series P Preferred Stock and 510,000 shares of Common Stock issuable upon the exercise of the Series P Warrants. S-C Rig also holds 444,445 shares of Series H Preferred Stock, which it purchased from the Company in a private placement in December 1993 for $40,000,000. The Series H Preferred Stock is, under certain circumstances, convertible into Common Stock by dividing (i) the sum of the $90.00 per share stated value and any dividend arrearage by (ii) $9.00 per share (as adjusted from time to time for certain events of dilution). Assuming there are no accrued and unpaid dividends on the Series H Preferred Stock at the time of conversion, the Series H Preferred Stock is convertible into an aggregate of 4,444,450 shares of Common Stock. S-C Rig also holds 20 shares of Series I Preferred Stock, which it purchased from the Company in a private placement in December 1994 for $10,000,000. The Series I Preferred Stock is, under certain circumstances, convertible into Common Stock by dividing (x) the sum of $500,000 per share stated value and any dividend arrearage by (y) $11.75 per share (as adjusted from time to time for certain events of dilution). Assuming there are no accrued and unpaid dividends on the Series I Preferred Stock at the time of conversion, the Series I Preferred Stock is convertible into an aggregate of 851,060 shares of Common Stock. In addition, S-C Rig holds a warrant to purchase 621,000 shares of Common Stock (which warrants is exercisable at an exercise price of $9.90 per share and may be exercised, from time to time, at any time beginning on January 6, 1996 and ending on July 15, 2005) and a warrant to purchase 4,210,526 shares of Common Stock (which warrants is exercisable at an exercise price of $9.50 per share and may be exercised, from time to time, at any time on or before April 4, 2001). S-C Rig also holds 3,750 shares of Series N Preferred Stock and warrants to purchase 112,500 shares of Common Stock that it purchased from the Company in June 1996. The Series N Preferred Stock is convertible into Common Stock by dividing (i) the sum of $1,000 per share stated value and any dividend arrearage by (ii) $11.00 per share (as adjusted from time to time for certain events of dilution). Assuming there are no accrued and unpaid dividends on the Series N Preferred Stock at the time of conversion, the Series N Preferred Stock is convertible into 340,909 shares of Common Stock. To the extent shares of Common Stock are issued in payment of dividends payable with respect to the preferred stock held by S-C Rig, the number of shares beneficially owned by S-C

         Rig may be higher. Purnendu Chatterjee, an affiliate of S-C Rig, is a director of the Company. Dr. Chatterjee holds options which are currently exercisable to purchase 20,000 shares of Common Stock. Dr. Chatterjee is also deemed to beneficially own options to purchase 400,000 shares of Common Stock held by one of his affiliates, XTEC International, Inc.

(10) Includes 536,000 shares of Common Stock issuable upon conversion of the Series P Preferred Stock and 113,340 shares of Common Stock issuable upon exercise of the Investor Warrants. Such selling stockholder also holds 834 shares of Series N Preferred Stock and warrants to purchase 25,020 shares of Common Stock that it purchased from the Company in June 1996. The Series N Preferred Stock is convertible into Common Stock by dividing (i) the sum of $1,000 per share stated value and any dividend arrearage by (ii) $11.00 per share (as adjusted from time to time for certain events of dilution). Assuming there are no accrued and unpaid dividends on the Series N Preferred Stock at the time of conversion, the Series N Preferred Stock is convertible into 75,818 shares of Common Stock.

(11) Includes 264,000 shares of Common Stock issuable upon conversion of the Series P Preferred Stock and 56,660 shares of Common Stock issuable upon exercise of the Investor Warrants. Such selling stockholder also holds 416 shares of Series N Preferred Stock and warrants to purchase 12,480 shares of Common Stock that it purchased from the Company in June 1996. The Series N Preferred Stock is convertible into Common Stock by dividing (i) the sum of $1,000 per share stated value and any dividend arrearage by (ii) $11.00 per share (as adjusted from time to time for certain events of dilution). Assuming there are no accrued and unpaid dividends on the Series N Preferred Stock at the time of conversion, the Series N Preferred Stock is convertible into 37,818 shares of Common Stock.

(12) Consists of 800,000 shares of Common Stock issuable upon conversion of the Series P Preferred Stock and 170,000 shares of Common Stock issuable upon exercise of the Investor Warrants.

(13) The number of Offered Shares set forth in this table assumes that the closing bid price for the Common Stock on the NNM on the trading day immediately preceding the closing of the Bergida Exchange Agreement will be $6.00 per share. As noted above, pursuant to the Bergida Exchange Agreement, Mr. Bergida is entitled to receive at such closing $240,000 worth of the Company's Common Stock based on the closing bid price for the Common Stock on the NNM on the trading day immediately preceding the closing of the Bergida Exchange Agreement. The actual number of Offered Shares offered hereunder by Mr. Bergida will be higher or lower than that set forth in this table to the extent the market price of the Common Stock is less than or greater than $6.00 per share, respectively. To account for this contingency, the Company is registering 60,000 shares of Common Stock pursuant to this Registration Statement, based on a market price of $4.00 per share.


                              PLAN OF DISTRIBUTION

         Pursuant to this Prospectus, the Offered Shares may be sold by the Selling Stockholders from time to time while the Registration Statement to which this Prospectus relates is effective, on the PSE, NNM or otherwise at prices and terms prevailing at the time of sale, at prices and terms related to such prevailing prices and terms, in negotiated transactions or at fixed prices. Although none of the Selling Stockholders has advised the Company of the manner in which he currently intends to sell the Offered Shares pursuant to this Registration Statement, the Selling Stockholders may choose to sell all or a portion of such Offered Shares from time to time in any manner described herein. The methods by which the Offered Shares may be sold by the Selling Stockholders include, without limitation: (i) ordinary brokerage transactions, which may include long or short sales, (ii) transactions which involve cross or block trades or any other transactions permitted by the PSE or NNM, (iii) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus, (iv) "at the market" to or through market makers or into an existing market for the Common Stock, (v) in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents, (vi) through transactions in options or swaps or other derivatives (whether exchange-listed or otherwise), or (vii) any combinations of any such methods of sale. In addition, the Selling Stockholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of Common Stock in the course of hedging the positions they assume with Selling Stockholders. The Selling Stockholders may also sell Common Stock short and deliver the shares of Common Stock registered hereby at any time to close out such short positions, provided such short sales were effected pursuant to this Prospectus. The Selling Stockholders may also enter into option or other transactions with broker-dealers which require the delivery to such broker-dealers of the Common Stock offered hereby, which Common Stock such broker-dealers may resell pursuant to this Prospectus.

         In effecting sales, brokers and dealers engaged by any of the Selling Stockholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from the Selling Stockholders to sell a specified number of Offered Shares at a stipulated price per Share, and, to the extent such a broker or dealer is unable to do so acting as agent for the Selling Stockholders, may purchase as principal any unsold Offered Shares at the price required to fulfill such broker or dealer commitment to the Selling Stockholders. Brokers or dealers who acquire Offered Shares as principals may thereafter resell such Offered Shares from time to time in transactions (which may involve cross and block transactions and which may involve sales to and through other brokers or dealers, including transactions, of the nature described above) in the over-the-counter market, in negotiated transactions or otherwise, at market prices and terms prevailing at the time of sale, at prices and terms related to such prevailing prices and terms, in negotiated transactions or at fixed prices, and in connection with the methods as described above. The Offered Shares held by the Selling Stockholders may also be sold hereunder by brokers, dealers, banks or other persons or entities who receive such Offered Shares as a pledgee of the Selling Stockholders. The Selling Stockholders and brokers and dealers through whom sales of Offered Shares may be effected may be deemed to be "underwriters," as defined under the Securities Act, and any profits realized by them in connection with the sale of the Offered Shares may be considered to be underwriting compensation. Notwithstanding the registration of the offer and sale of the Conversion Shares, the Warrant Shares and the Dividend Shares to subsequent purchasers, Selling Stockholders to whom the Preferred Stock or Investor Warrants were initially issued by the Company, whether or not affiliates of the Company, that acquire Conversion Shares, Warrant Shares or Dividend Shares shall be required to deliver this Prospectus in accordance with the Securities Act in connection with any transaction involving the resale of such securities.

         The Company has entered into registration rights agreements with the Investors pursuant to which the Company has agreed to indemnify any person deemed an underwriter and the Selling Stockholders against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments such underwriters or Selling Stockholders may be required to make with respect to the sale by such Selling Stockholders of the Offered Shares. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, its certificate of incorporation or by-laws, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.


                                  LEGAL MATTERS


         The validity of the Offered Shares will be passed upon by Robert Vecsler, Esquire, General Counsel of the Company.

                                     EXPERTS

         The consolidated balance sheets of the Company as of December 31, 1995 and 1994 and the consolidated statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1995, 1994 and 1993, incorporated by reference in this Prospectus, have been incorporated by reference herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing. In such report, Coopers & Lybrand L.L.P. states that, with respect to a certain affiliated company, its opinion is based upon the reports of other independent accountants.

--------------------------------------------------------------------------------


         No person is authorized to give any information or to make any representations not contained or incorporated by reference in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or a solicitation of an offer to buy such securities in any circumstances or in any jurisdiction in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

                                    --------

                                TABLE OF CONTENTS

                                                Page
Available Information.......................      2
Incorporation of Certain Information
  by Reference..............................      2
Address and Telephone Number................      4
Cautionary Statement Regarding
  Forward-Looking Statements ...............      5
Risk Factors................................      5
Business....................................     15
Recent Developments.........................     15
Use of Proceeds.............................     16
Selling Stockholders........................     17
Plan of Distribution........................     21
Legal Matters...............................     22
Experts.....................................     22





--------------------------------------------------------------------------------






--------------------------------------------------------------------------------




                                     GEOTEK
                                 COMMUNICATIONS,
                                      INC.













                        14,726,913 Shares of Common Stock






                                   PROSPECTUS

                         Dated:



--------------------------------------------------------------------------------

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

         The following is an itemized statement of the estimated amounts of all expenses payable by the registrant in connection with the registration of the Offered Shares, other than underwriting discounts and commissions:

          Registration Fee--Securities and Exchange Commission ..  $  27,891.88
         *Blue Sky fees and expenses.............................  $   1,000.00
         *Accountants' fees and expenses ........................  $  10,000.00
         *Legal fees and expenses ...............................  $  10,000.00
         *Printing and electronic filing expenses ...............  $   5,000.00
         *Miscellaneous .........................................  $   6,108.12
                                                                    -----------
                  Total .........................................  $  60,000.00
                                                                   ============

------------------
* Estimate


Item 15. Indemnification of Directors and Officers.

         A. The Delaware General Corporation Law provides that, to the extent that any director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding, whether civil, criminal, administrative or investigative (including an action by or in the right of the Company) to which such person was a party by reason of the fact that such person is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, the Company shall indemnify any such person against expenses (including attorneys' fees) actually and reasonably incurred in connection therewith.

         B. In addition, the Company has the power to indemnify any of the persons referred to above against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any such action, suit or proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.

         Notwithstanding the foregoing, in connection with any action or suit by or in the right of the Company to procure a judgment in its favor, the Company shall not make any indemnification as described above in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless, and only to the extent that, the Court of Chancery (in the State of Delaware) or the court in which such action or suit was brought shall determine, upon application, that despite adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

         C. The Company also has the power, under the Delaware General Corporation Law, to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any other liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Company would have the power to indemnify such person against such liability under the foregoing provisions.

         D. The indemnification provided by or allowable pursuant to the Delaware General Corporation Law shall or may, as applicable, continue as to a person who has ceased to be a director, officer, employee or agent of the Company and shall inure to the benefit of the heirs, executors and administrators of such person.


Item 16. Exhibits and Financial Statement Schedules.

         (a)      Schedule of Exhibits.


         Exhibit
         Number   Exhibit

         *4.1     Certificate of Designation of Series O Convertible Preferred
                  Stock.

         *4.2 Form of Letter Agreement by and between the Company and each Series O Investor.

         *4.3 Form of Warrant issued in connection with Series O Convertible Preferred Stock.

         *4.4 Form of Registration Rights Agreement by and among the Company and the Series O Investors.

         **4.5    Certificate of Designation of Series P Convertible Preferred
                  Stock.

         **4.6 Certificate of Correction filed to correct a certain error in the Certificate of Designation of Series O Convertible Preferred Stock.

         **4.7 Certificate of Correction filed to correct a certain error in the Certificate of Designation of Series O Convertible Preferred Stock.

         5        Opinion and Consent of Robert Vecsler, Esquire.

         23.1     Consent of Coopers & Lybrand L.L.P. - Geotek Communications,
                  Inc.

         23.2 Consent of Shachak Peer Reznick & Co. - Geotek Technologies Israel (1992) Ltd. (f/k/a Power Spectrum Technology, Ltd.)

         23.3     Consent of Coopers & Lybrand - National Band Three Limited.

         23.4 Consent of Coopers & Lybrand L.L.P. -- Bogen Communications International, Inc.

         23.5     Consent of KPMG - Band Three Radio Limited.

         23.6     Consent of Coopers & Lybrand GmbH - Preussag Bundelfunk GmbH.

         23.7 Consent of Dusseldorfer Treuhand-Gesellschaft Altenburg & Tewes AG - DBF Bundelfunk GmbH & Co. Betriebs-KG.

         23.8     Consent of Deloitte & Touche - National Band Three Limited.

         24 The Powers of Attorney contained on the signature pages of this Registration Statement are hereby incorporated by reference.

-----------------

* Incorporated by reference to the Company's Current Report on Form 8-K dated December 31, 1996.

** Incorporated by reference to the Company's Current Report on Form 8-K dated January 23, 1997.

Item 17. Undertakings.

        The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                  (i) To include any prospectus required by section 10(a)(3) of the Securities Act;

                  (ii) To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement.

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

        Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

        (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        For purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Montvale, New Jersey, on February 5, 1997.

                                 GEOTEK COMMUNICATIONS, INC.



                                 By:       /s/ Yaron I. Eitan
                                          ------------------------------------
                                          Yaron I. Eitan
                                          Chairman of the Board,
                                          Chief Executive Officer and Director


                  KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Yaron Eitan, Chief Executive Officer and Michael McCoy, Chief Financial Officer, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments, including any post-effective amendments, to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the above premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

                  This Power of Attorney may be executed in multiple counterparts, each of which shall be deemed an original, but which taken together shall constitute one instrument.

                  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been duly signed below by the following persons in the capacities indicated on February 5, 1997.


Signatures                        Title
----------                        -----

 /s/ Yaron I. Eitan               Chairman of the Board, Chief Executive Officer
---------------------------       (Principal Executive Officer) and Director
Yaron I. Eitan

 /s/ Walter E. Auch               Director
---------------------------
Walter E. Auch

 /s/ George Calhoun               Director
---------------------------
George Calhoun

 /s/ Purnendu Chatterjee          Director
---------------------------
Purnendu Chatterjee

Signatures                        Title
----------                        -----

 /s/ Winston J. Churchill         Director
---------------------------
Winston J. Churchill

 /s/ Jonathan C. Crane            Director
---------------------------
Jonathan C. Crane

  /s/ Haynes G. Griffin           Director
---------------------------
Haynes G. Griffin

 /s/ Richard Krants               Director
---------------------------
Richard Krants

 /s/ Richard T. Liebhaber         Director
---------------------------
Richard T. Liebhaber

 /s/ Kevin W. Sharer              Director
---------------------------
Kevin W. Sharer

 /s/ William Spier                Director
---------------------------
William Spier

 /s/ Michael McCoy                Chief Financial Officer
---------------------------       (Principal Financial Officer)
Michael McCoy


 /s/ Michael Carus                Chief Accounting Officer
---------------------------       (Principal Accounting Officer)
Michael Carus

                                  EXHIBIT INDEX


Exhibit
Number                     Exhibit
-------                    -------

5        Opinion and Consent of Robert Vecsler, Esquire.

23.1     Consent of Coopers & Lybrand L.L.P. - Geotek Communications, Inc.

23.2     Consent of Shachak Peer Reznick & Co. - Geotek Technologies Israel
         (1992) Ltd. (f/k/a Power Spectrum Technology, Ltd.)

23.3     Consent of Coopers & Lybrand - National Band Three Limited.

23.4 Consent of Coopers & Lybrand L.L.P. -- Bogen Communications International, Inc.

23.5     Consent of KPMG - Band Three Radio Limited.

23.6     Consent of Coopers & Lybrand GmbH - Preussag Bundelfunk GmbH.

23.7     Consent of Altenburg & Tewes AG - DBF Bundelfunk GmbH & Co.
         Betriebs-KG.

23.8     Consent of Deloitte & Touche - National Band Three Limited